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                                                                    OMB APPROVAL
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.[    ])*



                                GERON CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    374163103
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
                                 APRIL 8, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
--------------------------------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)
----------------------------    --------------------------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  1 of 9 Pages

                                      13G
CUSIP No.374163103                                           PAGE 2  OF 9  PAGES


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS


     Millennium Partners, L.P.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,500,000 (see item 4)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,500,000 (see item 4)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,500,000 (see item 4)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]


________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     8.45% (see item 4)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________


                               Page 2 of 9 Pages
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
CUSIP No.374163103                                           PAGE 3  OF 9  PAGES


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS


     The Riverview Group, LLC
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,500,000 (see item 4)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,500,000 (see item 4)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,500,000 (see item 4)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]


________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     8.45% (see item 4)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________


                               Page 3 of 9 Pages

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.

         (a)      Name of Issuer

                  Geron Corporation


         (b)      Address of Issuer's Principal Executive Offices:

                  230 Constitution Drive
                  Menlo Park, California 94025

Item. 2

         (a)      Name of Persons Filing:

                  Millennium Partners, L.P. ("Millennium")

                  The Riverview Group ("Riverview")


         (b)      Address of Principal Business Office:

                  Millennium
                  c/o Millennium Management, LLC
                  666 5th Avenue
                  New York, NY 10009

                  Riverview
                  666 5th Avenue
                  New York, NY, 10103


         (c)      Citizenship:

                  Millennium:
                  The Cayman Islands

                  Riverview:
                  United States, Delaware


         (d)      Title of Class of Securities:

                  Common Stock, par value $0.001 per share


         (e)      CUSIP Number:             374163103


                                  4 of 9 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSONS FILING ARE A:

(a)      |_|      Broker or dealer  registered  under Section 15 of the Exchange
                  Act;


(b)      |_|      Bank as defined in Section 3(a)(6) of the Exchange Act;


(c)      |_|      Insurance  company  as  defined  in  Section  3(a)(19)  of the
                  Exchange Act;


(d)      |_|      Investment   company   registered   under  Section  8  of  the
                  Investment Company Act;


(e)      |_|      An    Investment    advisor    in    accordance    with   Rule
                  13d-1(b)(1)(ii)(E);


(f)      |_|      An employee  benefit plan of an endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);


(g)      |_|      A parent holding  company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);


(h)      |_|      A  savings  association  as  defined  in  Section  3(b) of the
                  Federal Deposit Insurance Act;


(i)      |_|      A church  plan  that is  excluded  from the  definition  of an investment  company under Section  3(c)(14) of the  Investment
                  Company Act of 1940;


(j)      |_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box  |X|

ITEM 4.       OWNERSHIP


         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         Sage:
         (a)      Amount Beneficially Owned:

                  25,000,000 shares of Common Stock 1

         (b)      Percent of Class:
                  8.45% 2

         (c)      Number of shares as to which Sage has:

                  (i)      Sole power to vote or to direct the vote:

                           0

                  (ii)     Shared power to vote or to direct the vote:

------------------------
1 Includes 2,200,000 shares of Common Stock owned by Riverview and 300,000 shares of Common Stock issuable upon exercise of Warrant issued to Riverview on April 8, 2003.

2 Based on 25,197,641 shares of Common Stock issued and outstanding as of April 8, 2003 as represented by the Issuer to Riverview, plus the 4,400,000 shares issued by the Company on April 8, 2003, for a total of 29,597,641 shares of Common Stock.

                                  5 of 9 Pages

                           2,500,000 shares of Common Stock (see Footnote 1)

                  (iii) Sole power to dispose or to direct the disposition of:

                           0

                  (iv) Shared power to dispose or to direct the disposition of:

                           2,500,000 shares of Common Stock (see Footnote 1)

         Riverview:

         (a)      Amount Beneficially Owned:

                  2,500,000 shares of Common Stock (see Footnote 1)

         (b)      Percent of Class:

                  8.45% (see Footnote 2)

         (c)      Number of Shares as to which Riverview has:

                  (i)      Sole power to vote or to direct the vote:

                           0

                  (ii)     Shared power to vote or to direct the vote:

                           2,500,000 shares of Common Stock (see Footnote 1)

                  (iii) Sole power to dispose or to direct the disposition of:

                           0

                  (iv) Shared power to dispose or to direct the disposition of:

                           2,500,000 shares of Common Stock (see Footnote 1)

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Inapplicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Pursuant to a partnership agreement between Riverview and Millennium, Millennium has the power to sell or vote on behalf of Riverview some or all of the shares of Common Stock to which this report relates. Accordingly, under Rule 13d-3(a), Millennium may be deemed to be the beneficial owner of shares owned by Riverview.

                                  6 of 9 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Inapplicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              See the Joint Filing Agreement Attached hereto as an Exhibit.

ITEM 9.       NOTICE OF DISSOLUTION OF THE GROUP.

              Inapplicable

ITEM 10.      CERTIFICATION.

              By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  7 of 9 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Millennium Partners, L.P.

                                     By:  \S\ROBERT WILLIAMS
                                          ----------------------------
                                     Name:  Robert Williams
                                     Title: Chief Financial Officer


                                     The Riverview Group, LLC

                                     By:  \S\ROBERT WILLIAMS
                                          ----------------------------
                                     Name:  Robert Williams
                                     Title: Chief Financial Officer


                                  8 of 9 Pages

                             JOINT FILING AGREEMENT

         In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned hereby executed this agreement on April 17, 2003.


                                     Millennium Partners, L.P.

                                     By: \S\ ROBERT WILLIAMS
                                         -----------------------------
                                     Name:  Robert Williams
                                     Title: Chief Financial Officer


                                     The Riverview Group, LLC

                                     By: \S\ ROBERT WILLIAMS
                                         -----------------------------
                                     Name:  Robert Williams
                                     Title: Chief Financial Officer


                                  9 of 9 Pages